Danielle Do Chief Corporate & Securities Counsel 777 Long Ridge Road Stamford, CT 06902

September 5, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in the Quarterly Report on Form 10-Q for the Second Quarter ended June 30, 2014 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Synchrony Financial has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which was filed with the Securities and Exchange Commission on September 5, 2014.

Sincerely,

Synchrony Financial

By:	/s/ Danielle Do
Name: Danielle Do
Title: Chief Corporate & Securities Counsel